June 28, 2006

By EDGAR Transmission and by Courier

Mr. Michael Henderson
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop 3561

Re:	Telestone Technologies Corporation
Form 10-KSB for Fiscal Year Ended December 31, 2005

Dear Mr. Henderson:

In connection with your letter on behalf of the Securities and Exchange Commission (the “Commission”), dated May 31, 2006 (the “Commission Letter”), to Telestone Technologies Corporation (the “Company”) with regard to its Form 10-KSB for the fiscal year ended December 31, 2005, we respectfully request that the Commission grant the Company an extension for filing until July 12, 2006.

The additional time is necessary in order to coordinate the responses of the Company with its accountants, auditors and legal counsel of the Company. In making a decision on this request, we respectfully ask the Commission to take into consideration that the primary language of the Company is Chinese.

Thank you for your consideration and we would appreciate an opportunity to discuss this matter with you further at your convenience. You may contact me at (212) 536-4885.

Sincerely,

By:	/s/ Robert Shin